Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Advanced Training Athletic Club, Inc
51 Beechwood Dr
Shrewsbury , NJ 07702
https://atac.app/

Up to $1,234,998.80 in Common Stock at $1.51
Minimum Target Amount: $14,998.83

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Advanced Training Athletic Club, Inc
Address: 51 Beechwood Dr, Shrewsbury , NJ 07702
State of Incorporation: DE
Date Incorporated: August 30, 2018

Terms:

Equity

Offering Minimum: $14,998.83 | 9,933 shares of Common Stock
Offering Maximum: $1,234,998.80 | 817,880 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.51
Minimum Investment Amount (per investor): $199.32

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

First-in Bonus
Invest within the first week and receive 15% bonus shares

Early Investor Bonus
Invest within the second week and receive 10% bonus shares

Momentum Building Bonus
Invest within the third week and receive 5% bonus shares

<u>Amount-Based:</u>

Invest $500+
Free ATAC Subscription for 1-Year

Invest $1,000+
Free ATAC Subscription for 1-Year
Investor Welcome Swag Kit - T-Shirt, Car Magnet & Stickers

Invest $2,500+
20 Free 1-Year ATAC Subscriptions
Investor Welcome Swag Kit - T-Shirt, Car Magnet & Stickers
(share subscriptions with anyone you choose)

Invest $5,000+
5% bonus shares

20 Free 1-Year ATAC Subscriptions
Investor Welcome Swag Kit - T-Shirt, Car Magnet & Stickers
(share subscriptions with anyone you choose)

Invest $10,000+
10% bonus shares
20 Min Google Meet Q&A with Founders
20 Free 1-Year ATAC Subscriptions
Investor Welcome Swag Kit - T-Shirt, Car Magnet & Stickers
(share subscriptions with anyone you choose)

Invest $25,000+
15% bonus shares
20 Min Google Meet Q&A with JB & Founders
20 Free 1-Year ATAC Subscriptions
Investor Welcome Swag Kit - T-Shirt, Car Magnet & Stickers
(share subscriptions with anyone you choose)

Invest $50,000+
20% bonus shares
Owner's Club Dinner w/ JB (in-person)
20 Free 1-Year ATAC Subscriptions
Investor Welcome Swag Kit - T-Shirt, Car Magnet & Stickers
(share subscriptions with anyone you choose)

Friends & Family Perks (Loyalty Bonus)
Receive 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

ATAC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.51 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $151. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Friends & Family Perks in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Advanced Training Athletic Club, inc. (dba ATAC) was incorporated as a C-Corp under the laws of the state of Delaware on August 30, 2018. On December 21, 2021, ATAC created a wholly-owned European subsidiary, ATAC Europe, in Spain. ATAC Europe serves to employee workers internationally and does not generate revenue.

ATAC was founded in August of 2018 by Bryan Heller, Nick Roy and Chris Brignola. ATAC (pronounced "Attack") stands for Advanced Training Athletic Club. Our initial efforts included writing fundamental algorithms within google sheets (which included a working front end for core features) as well creating a brand position, logo, and the naming of the business. In May of 2019 we hired a development house to build a progressive web app (PWA), with intentions of getting early feedback and proving the initial concept. In October 2020, after a few rounds of PWA revisions to enhance retention, we hired a full-time development staff to build native iOS and Android versions of ATAC. V1 was launched in May of 2021 and V2 was released in August 2021 with an improved UI/UX. Core features were continuously refined, including upgraded strength and nutrition features (released in the fall of 2021). In March of 2022 we launched our paid subscriptions and in May of 2022 we released an upgrade to allow users to follow the training programs of select pro athletes (only available for wrestling). In September of 2022 we began offering team packages (Beta) and the full-service team admin panel will be released in October of 2022.

Advanced Training Athletic Club, or ATAC, is a next-generation training app designed for the competitive, youth, high-school and collegiate athlete. Fueled by AI and machine learning, ATAC will forever change how athletes and coaches prepare and compete. It combines the training programs of high-profile, world-class athletes (ATAC Ambassadors) with proprietary AI and machine learning to optimize each athlete (user) to maximize game-day performance.

Currently, efficacy of training programs can only be measured by performance results, which is a trailing indicator. But technology and data have literally changed the game. ATAC will identify deficiencies using an already designed and engineered FIFA player-rating like scoring system to provide a revolutionary, real-time, predictive indicator of future competitive success (scheduled for Q4 2022 release).

ATAC is a subscription based model. Individual athletes, coaches or parents can purchase monthly, annual, or bulk subscriptions. Because each ATAC sports vertical will feature a high-profile ATAC Ambassador, we will leverage their massive social followings while simultaneously broadening the subscription net with paid advertising. A strategy we have already tested and refined in the wrestling community. Using advanced targeting tactics we will reach athletes, coaches and parents most likely to start an ATAC trial. Also, by integrating a gamified experience (scheduled for Q4 2022 release), we anticipate substantial increases in organic growth. Furthermore, we have a network of NCAA, high school, and youth coaches who will act as sales agents to onboard entire teams with bulk subscriptions (automated tools scheduled for October 2022 release). The power of this business model is its global scalability. We can use our existing technology and business model to expand into additional sports or pursuits and deliver tailored programs for each athlete regardless of their specialization.

Our founders have over 30 years of combined experience training young aspiring athletes. Their athletes' development has a direct correlation to the variety, quality, and quantity of training available to them. Thriving athletes, even in youth and high school sports, often already work with strength & conditioning coaches, nutritionists, speed and agility trainers, sports psychologists and specialized skills coaches. Although this progress is exciting, it has undeniably increased the effects of the socioeconomic gap on youth sports performance. This performance gap leads to less participants and shorter stints of participation. The long lasting benefits of participating in youth and high school sports are lost for those who do not have access to the resources necessary to reach success.

70% of athletes don't have access to the necessary training to reach their goals, over 64% of athletes can't afford in-person specialized training, 100% of apps do not include the full-spectrum of training top-athletes focus on.

The features of ATAC cover several sports specialists (Strength & Conditioning Coaches, Sports Nutritionists, Speed & Agility Coach, Mentality Mentor/Mindset Coach, Flexibility Training, Recovery Specialist). The in-person equivalent to these combined services is over $1,000/month.

According to the NYT (https://www.nytimes.com/2015/01/17/your-money/rising-costs-of-youth-sports.html?_r=0) parents spend upwards of 10% of annual income on youth sports. Therefore, Parents earning less than $100,000/year cannot afford $12,000/year on youth sports.

According to the US Census, 64.5% of americans earn less than $100,000/year. In addition, when reviewing the number of kids who live in areas without access to in-person specialized training via the US Census, we determined the following breakdown (which also considers the kids who live in those areas and can't afford it, so they would not be double counted)

70% Math: 14% Live in Rural areas (US Census) where there are no opportunities for specialized training; 19.68% Live in Metropolitan Areas, and can't afford to play sports; 16.40% Live in Suburban Areas, and can't afford to play sports; 20.34% Live in Urban Areas, and can't afford to play sports

Competitors and Industry

Almost every fitness app on the market is geared to "get off the couch" fitness. Unlike every other fitness app out there, ATAC provides guidance to improve across the full-spectrum of a competitive athletes' lifestyle. Using ATAC is like having a world-class athlete as a mentor, an expert nutritionist in your kitchen, a strength/conditioning/flexibility trainer, and a sports psychologist all on-call around the clock.

Direct Competitors

There are several successful fitness and nutrition apps already on the market - some of which offer features geared towards competitive athletes (i.e. a strength training app for athletes or nutrition apps for athletes). But we believe there is nothing as deep, or as comprehensive as ATAC. ATAC is one of the first fitness app with algorithms that consider proper periodization across strength training, conditioning workouts, and recovery activities.

Indirect Competitors

ATAC's indirect competitors would be human specialty athletic trainers. These trainers coach youth, high school, and collegiate athletes in their area of expertise. However, these trainers are actually not direct competitors as they conduct in-person, limited specialized training as opposed to the comprehensive - always available - ATAC application solution. The limitations of human trainers is their geography and their availability, as they can only service customers within the radius those customers are willing to travel. Human trainers can only take on a limited number of athletes to train during that time; and lastly, the fee they have to charge to run a profitable training business based on the first two limitations and the expenses of a brick and mortar location.

ATAC's secret sauce is the pending release, which combines our full-spectrum training with a newly designed and engineered gamified experience. Think FIFA player ratings meets real life training.

ATAC is one of the first tech solutions in the market focused on the full spectrum of athletic performance training. This niche focus on athletic performance has enormous market potential. Hudl (a video review platform for competitive athletes) is a prime comparable of technology success in this market. Based on figures presented by Aspen Institute (in a study called Project Play), parents spend $30 Billion on youth sports.

According to the National Federation of High Schools (NFHS) Participation Statistics report (2021/2022), 263,528 high school wrestlers participated in the 2021-2022 season. According to the 2020 Project Play research conducted by the Aspen Institute, 175,000 athletes ages 6-12 participated in organized youth wrestling. Based on these figures and the annual subscription fee of $79.99, ATAC estimates the wrestler subscription sector of the market to have a value of $35.1M.

According to the NFHS, 7,618,054 high school athletes participated in the 2021-2022 school year. According to the 2020 Project Play research conducted by the Aspen

Institute, 22,970,000 athletes ages 6-12 participated in organized youth sports. Based on these figures and the annual subscription fee of $79.99, ATAC estimates the athlete subscription sector of the market to have a value of $2.5B.

According to the CDC, 23.2% of adults ages 18 years and older meet the Physical Activity Guidelines for both aerobic and muscle-strengthening activity. Based on these statistics, ATAC estimates the fitness-oriented activity market size to include 59,215,976 individuals. Based on these figures and the annual subscription fee of $79,99, ATAC estimates the fitness-oriented activity subscription sector of the market to have a value of $4.7B.

By combining the 6-18-year-old athlete subscription market with the 18 years old and older fitness activity subscription market, ATAC estimates the total subscription market size to be $7.2B.

Current Stage and Roadmap

To Date:

App launched on Apple App Store & Google Play Store May 2021

Paid Subscriptions launched in March 2022

Retention numbers are 51% higher than the industry standard

Launched Bulk Team Sales (Beta) Sept 2022

Launched Bulk Team Sales (full) October 2022

Next Steps:

Expand app to 3.0 (FIFA Player Ratings & New UI/UX)

Expand reach into additional verticals (sports and pursuits beyond current offering)

Enhancing team bulk sale offering

Update/upgrade marketing collateral (video, photo, etc)

Substantially increase Media buy

We recently launched paid subscriptions and continue to refine our user acquisition strategy to improve our return on ad spend (ROAS) and overall LTV:CAC ratio. Our in-house development team has been working with the meta technical support team to optimize for custom conversion events as the goals for digital advertising campaigns. We have used our bulk subscription platform to successfully onboard two long-standing college wrestling programs and 4 high school programs.

ATAC is grabbing hold of investors.

In recent fundraising activities, we have raised over $843k. Our cap table already includes individuals who have helped build growth-phase start-ups; have active careers in investment banking; have won multiple awards for their work branding, marketing, and advertising for industry-leading, global enterprises; and the most decorated American wrestler of all time (an Olympic Gold Medalist and 6x World Champion).

We've expanded our technology to integrate the training programs of our world-class ATAC Ambassadors, which motivates users to start and stick to a program while our use of AI and machine learning maximize the results for each individual user.

ATAC's month-over-month retention rate is over 10x the industry standard (65%)

ATAC launched a free beta in May 2021 and has had over 11,7000 downloads and 8,500 users sign-up for a free account to date (Sept 2022).

Launched paid subscriptions in April 2022- Since then, 30% month-over month-increase in active paid subscribers.

Prior to Launching our beta version of bulk team packages we successfully sold and onboarded a college wrestling program (Sept 2022).

Over the past several years, ATAC has successfully engineered and developed scalable training systems that can be applied to any sports vertical. We have refined our user acquisition model and pricing strategy to yield positive ROAS and expect future development and marketing/advertising strategies will further improve these metrics. We have redesigned our user interface and engineered a gamified experience that combines FIFA-like player-ratings with real-life training (expected to launch Q4 2022). We have developed a solution to onboard entire teams into our system and provide custom training programs to suit the coach's desires (the first team successfully sold and onboarded prior to the beta release of our automated tools, scheduled for October 2022).

We will continue our marketing and sales initiative through a combination of ambassador athletes, paid advertising, brand partnerships, and team sales. The funds raised during this round will continue to support our full-time development and design staff as well as significantly increase our marketing and advertising efforts.

Our vision is to systematically expand our reach into multiple sports verticals. Building our pool of ambassadors across these verticals to help aspiring athletes train like the leading professionals in their chosen sport. In addition, we are excited to keep pushing the boundaries of our technology. We have several enhancements designed and engineered in our development queue. Ultimately, through continual feature development and market expansion, our goal is to saturate the market and become the global leader in athlete development.

The company is generating revenue. As of March 2022 we started our paid subscriptions (annual and monthly subscriptions for individual users) and as of October 2022 we started our whole team annual subscriptions.

The Team

Officers and Directors

Name: Bryan James Bishop Heller

Bryan James Bishop Heller 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: August, 2018 - Present
  Responsibilities: Mr. Heller runs the primary operations of the business as well as the product development and marketing. Bryan is not currently receiving a salary and has 50.87% equity in ATAC.

Other business experience in the past three years:

- **Employer:** Splendor Design
  Title: Director of Marketing Operations
  Dates of Service: June, 2022 - Present
  Responsibilities: Operations Advisory, Campaign Strategy Advisory, Paid Advertising Advisory, & Business Development.

Other business experience in the past three years:

- **Employer:** French and Parrello Associates
  Title: Business Development Coordinator
  Dates of Service: June, 2019 - June, 2021
  Responsibilities: Coordinated cross-team business development (16 teams, 140 employees).

Name: Nicholas Richard Roy

Nicholas Richard Roy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO & Director
  Dates of Service: May, 2021 - Present
  Responsibilities: Leads ATAC's paid advertising, business development, and manages the team of Ambassador athletes. Nicholas is not currently being paid a salary and has 9.98% equity in ATAC.

Other business experience in the past three years:

- **Employer:** Roy Wrestling LLC
  Title: Owner/Head Coach
  Dates of Service: January, 2008 - Present
  Responsibilities: Management, Sales, and Marketing.

Other business experience in the past three years:

- **Employer:** Scraplife
  Title: COO and VP of Team Sales
  Dates of Service: October, 2019 - October, 2020
  Responsibilities: Operations: (Sales and marketing)

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing speciality training for athletes. Our revenues are therefore dependent upon the market for athlete training.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business

decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products

developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Advanced Training Athletic Club, Inc was formed on August 30, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Advanced Training Athletic Club, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bryan Heller	5,100,000	Common Stock	50.87%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 817,880 of Common Stock.

Common Stock

The amount of security authorized is 13,000,000 with a total of 10,025,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $843,310.00
  Number of Securities Sold: 10,025,000
  Use of proceeds: Product development, marketing, advertising, inventory & supplies, operations software, operations hardware, fitness/nutrition advisory services, accounting services, general & other administrative expenses.
  Date: September 30, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

For fiscal years 2020 and 2021, the Company was in the pre-revenue stage. ATAC did not earn any revenue, incur any Costs of Good Sold or have any margins during these fiscal years.

<u>Expenses</u>

Expenses for the fiscal year 2020 were $142,405.50 compared to $399,943.89 in the fiscal year 2021.

Our full-time staff was onboarded in Q4 of 2020; therefore, the expenses in 2020 did not include a full year of our full-time staff. In 2021, we operated a full-time staff for 4 Quarters. Additionally, in 2021, we had increased advertising expenses, purchased soft goods items for giveaways, had additional software and hardware expenses, and spent more on Advisors and Accounting.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are shifting our spending to include a greater percentage of cash towards customer acquisition. Past cash was primarily generated through equity investments. Our goal is to increase monthly recurring revenue to over $80,000. Prior to Q2 2022, we did not generate revenue and the majority of cash was spent on product development and building our brand. Since we began generating revenue, we have had limited spending on marketing and advertising. Marketing and advertising efforts to-date have been focused on testing customer acquisition strategies and optimizing customer acquisition costs. In the future, we will be scaling our marketing and advertising expenses to increase monthly revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 1, 2022, the Company has capital resources available in the form of $74,555.50 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support additional product development and customer acquisition.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 97.5% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of $25,000 for expenses related to technology development, marketing, advertising, and general operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 123 months. This is based on a current monthly burn rate of $25,000 for expenses related to technology development, marketing, advertising, and general operating expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,137,750.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

<u>Market Growth & Trends</u>

Fitness Apps are a growing global segment currently valued at around $1B. The overall sector is increasing at a double-digit CAGR of over 17% and is expected to be worth nearly $5B by 2030. Within the total addressable market, offerings being developed by ATAC will specifically target the exercise and weight loss app vertical, which comprises the largest share of the fitness app category at 54.8%

<u>Comparable Competitor Companies</u>

Fitness apps Sweat & Centr as well as nutrition app MyFitnessPal all have had 9 figure exits. These general fitness apps have laid the groundwork for ATAC to repeat in the Athlete Training market.

The fitness app Sweat, which was founded in 2015 by fitness influencer Kayla Itsines, offers fitness instruction to women. Centr is a fitness app founded by actor Chris Helmsworth in 2019, that offers fitness instruction, generic meal plans, and guided meditation. Sweat's and Centr's primary training is high-intensity interval training (HIIT) which is an effective method to improve one's general fitness level and "get in shape"; however, this training has limited benefits for high-level competitive athletes. Centr's meal plans are not specific to athletic performance and more geared towards making healthy food choices and portion decisions. Also, Centr's guided meditation is offered as a way to reduce stress. ATAC offers a multitude of sports-specific training (strength, endurance, flexibility, agility, and technique), performance optimization nutrition programs, game-ready mentality training, and a multitude of properly periodized recovery activities. Sweat sold in 2021 for $400M and Centr sold in a roll-up with equipment manufacturer Inspire Fitness for $200M in March 2022. ATAC is not currently at the stage that these two companies were at at the time of their acquisitions which is why there is a significant discount in comparing their valuations to ATACs.

<u>Management's Prior Achievements & Success</u>

Not only do the founders have the long history of training athletes to excel they have had success in business and professional careers. Nick Roy founded and has built a long-standing wrestling training club. Bryan Heller built a career in consulting engineering where he was responsible for bringing the firm to new markets and developing new business.

<u>Business Partnerships & Relationships</u>

ATAC's primary ambassador and shareholder, Jordan Burroughs is the winningest wrestler in American History. He also has transcended wrestling from a social perspective. He currently has over 800k followers on Instagram and is the reigning world champion. ATAC also has a promotional partnership with the National High School Coaches Association (NHSCA), which has been procured as the official training platform for at least 1 college wrestling program with several other high school and college wrestling programs on the horizon.

<u>Disclaimers</u>

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is only one class of stock, common stock; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares that are exercised; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.83 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,998.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  60.0%
  Approximately 60% of the funds will be used on Marketing and Advertising. This will include the creation of creative content (organic and paid), the placement and management of digital advertisements, and the expense of paid ambassadors.

- *Research & Development*
  30.0%
  Approximately 30% of the funds will be used on product development. This will include the expense for developers, product specialists, product owners, automated testing,

- *Operations*

4.5%
Approximately 4.5% of the funds will be used on operations. This will include office space, working capital, and software/hardware needs. Approximately 1% may be used towards StartEngine service fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://atac.app/ (https://atac.app/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/atac

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Advanced Training Athletic Club, Inc

[See attached]

ADVANCED TRAINING ATHLETIC CLUB, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Advanced Training Athletic Club, Inc.
Shrewsbury, New Jersey

We have reviewed the accompanying financial statements of Advanced Training Athletic Club, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 7, 2022
Los Angeles, California

ADVANCED TRAINING ATHLETIC CLUB INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 3,980	$ 1,059
Total Current Assets	**3,980**	**1,059**
Total Assets	**$ 3,980**	**$ 1,059**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 7,500	$ -
Total Current Liabilities	**7,500**	**-**
Total Liabilities	**7,500**	**-**
STOCKHOLDERS EQUITY		
Common Stock	551,833	155,833
Retained Earnings/(Accumulated Deficit)	(555,353)	(154,774)
Total Stockholders' Equity	**(3,520)**	**1,059**
Total Liabilities and Stockholders' Equity	**$ 3,980**	**$ 1,059**

See accompanying notes to financial statements.

ADVANCED TRAINING ATHLETIC CLUB INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	41,720	4,647
Research and Development	297,252	68,040
Sales and Marketing	60,972	69,718
Total operating expenses	399,944	142,406
Operating Income/(Loss)	(399,944)	(142,406)
Interest Expense	-	-
Other Loss/(Income)	(1)	-
Income/(Loss) before provision for income taxes	(399,943)	(142,406)
Provision/(Benefit) for income taxes	636	-
Net Income/(Net Loss)	**$ (400,579)**	**$ (142,406)**

See accompanying notes to financial statements.

ADVANCED TRAINING ATHLETIC CLUB INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

UNAUDITED)

(in , $US)	Common Stock			Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity
	Shares		Amount			
Balance—December 31, 2019	8,100,000	**$**	**12,379**	**$**	**(12,368)**	**$ 11**
Issuance of Stock	1,500,000		143,454			143,454
Net income/(loss)					(142,406)	(142,406)
Balance—December 31, 2020	9,600,000		155,833	$	(154,774)	**$ 1,059**
Issuance of Stock	200,000		396,000			396,000
Net income/(loss)					(400,579)	(400,579)
Balance—December 31, 2021	**9,800,000**	**$**	**551,833**	**$**	**(555,353)**	**$ (3,520)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(400,579)	$	(142,406)
Changes in operating assets and liabilities:				
Accounts Payable		7,500		-
Net cash provided/(used) by operating activities		**(393,079)**		**(142,406)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from the issuance of common stock		396,000		143,454
Net cash provided/(used) by financing activities		**396,000**		**143,454**
Change in Cash		2,921		1,048
Cash—beginning of year		1,059		11
Cash—end of year	**$**	**3,980**	**$**	**1,059**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Advanced Training Athletic Club, Inc., was incorporated on August 30, 2018, in the state of Delaware. The financial statements of Advanced Training Athletic Club, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Shrewsbury, New Jersey

The Advanced Training Athletic Club, better known as ATAC (pronounced "attack") is a fitness application built to improve athletic performance. The app uses proprietary algorithms to assess athletes across nine categories and coaches them to improve within each category. ATAC is a Strength & Conditioning Coach, Agility & Flexibility Coach, Sports Nutritionist, Mentality Mentor, Recovery Expert and more. The app doesn't just provide advice, it provides full workouts and meal plans, outlining every necessary detail; weights, sets, reps, portion sizes, endurance intervals, and guides athletes through every step. The workouts and activities are periodized using machine learning & AI.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Advanced Training Athletic Club, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from its fitness application built to improve athletic performance.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $60,972 and $69,718, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 7, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 13,000,000 shares of Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 9,800,000 shares and 9,600,000 shares of Common Stock have been issued and are outstanding, respectively.

4. DEBT

The company had no debt outstanding as of December 31, 2021.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (137)	$ -
Valuation Allowance	137	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (3,538)	$ (3,401)
Valuation Allowance	3,538	3,401
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $12,867, and the Company had state net operating loss ("NOL") carryforwards of approximately $12,867. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through October 7, 2022, which is the date the financial statements were available to be issued.

In 2022, the Company has issued 200,000 Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $394,944, an operating cash flow loss of $393,079, and liquid assets in cash of $3,980, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

ATAC is not live or open to the public at this moment.

The Mobile Platform Where Champions Are Made

INVEST IN ATAC TODAY!

Advanced Training Athletic Club (ATAC), is an in-market virtual platform designed to comprehensively train competitive, youth, high school, and collegiate athletes for peak performance. Leveraging AI and machine learning tech alongside the advice and... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ATAC
Champions aren't born.
THEY'RE MADE.
App Store
Google Play

REASONS TO INVEST

- The ATAC app was created to ensure that cutting-edge athletic training is available and accessible to all. With specialized programs for strength, endurance, agility, nutrition, recovery, and more, athletes of every age and ability have all the tools needed to develop their competitive skill set, on one mobile platform, and at an affordable price.
- Fitness Apps are a growing global segment currently valued at around $1B. The overall sector is increasing at a double-digit CAGR of over 17% and is expected to be worth nearly $5B by 2030. Within the total addressable market, offerings being developed by ATAC will specifically target the exercise and weight loss app vertical, which comprises the largest share of the fitness app category at 54.8%.*
- The ATAC team has over 30 years of combined athletic training and coaching experience. Understanding that the long term benefits of sports participation are lost for those without access to training resources, the ultimate goal of our platform is to bridge existing socioeconomic gaps, and empower aspiring athletes everywhere.

*Market information provided by (source)

THE PITCH

Advanced Training Athletic Club (ATAC), is an in-market virtual platform designed to comprehensively train competitive, youth, high school, and collegiate athletes for peak performance. Leveraging AI and machine learning tech alongside the advice and expertise of world class athletes, the ATAC app equips users with all of the resources needed to crush their personal athletic goals and achieve elite results on game-day.

Putting Advanced Professional Training In The Hands of Every Athlete

On the ATAC platform, every user is the character in their own real-life video game, in which they train to become a champion athlete and level up their personal performance. The app provides multifaceted, customized programs that are on par with in-person training utilized by the pros.


Jordan Burroughs
ATAC
Your Progress
41608
Recommended
45 Minutes
Calm Nerves
Principles
TRAIN TO BECOME A CHAMPION ATHLETE
Identify performance deficiencies
Access specialized coaching based on their sport category
Improve across the full spectrum of athletic ability
High-level athletic training accessible to teams and individuals 24/7/365, anywhere in the world

To the best of our knowledge, ours is one of the first tech-based solutions that allows athletes to identify performance deficiencies, access specialized coaching based on their sport category, and improve across the full spectrum of athletic ability. Additionally, all offerings are available on one mobile app at an affordable subscription price, ATAC is making high-level athletic training accessible to teams and individuals 24/7/365, anywhere in the world.


I use the Calm Nerves feature each day. It helps me focus on a breathing technique and allows me to stay present throughout the day. It only takes a few seconds but it relieves stress and keeps me on track to get good workouts, focus in the classroom, and enjoy each day."
Trent Hidlay
US Open & NCAA Finalist
The Endurance feature has expanded the variety of specialized workouts that I can choose from, such as longevity-driven endurance training, short burst interval training, and timed challenges that help track my development."
Real Woods
Pac-12 Champion & NCAA All-American
ATAC nutrition prescribes food servings throughout the day, which helps me eat healthier and stay on top of my diet."
Austin O'Connor
NCAA Champ & 2x ACC Camp
The reflection tool on the app allows me to write out the strengths and weaknesses of my practice, and everyday life — it encourages me to challenge myself and reflect on other areas of my training, like work ethic, nutrition, and gratitude.
Bryce Andonian
Junior Freestyle World Champ & NCAA All-American

**Trent Hidlay, Real Woods, Austin O'Connor, & Bryce Andonian are paid-partners of ATAC.*

THE PROBLEM & OUR SOLUTION

Advancing On The Socioeconomic Gaps That Divide Youth Sports Performance


SPECIALIZED TRAINING CAN COST THOUSANDS OF DOLLARS
Up to 70% of athletes lack access to the resources needed to reach their goals

For athletes of all ages, developing a competitive edge often requires specialized training that can cost thousands of dollars. According to recent reports, parents looking to support young athletes spend upwards of 10% of their household income on services for strength and conditioning, nutrition counseling, speed and agility training, sports psychologists, and other specialized skills coaches. Unfortunately, because these types of services are cost-prohibitive and unavailable to a large percentage of families, studies cite that up to 70% of athletes lack access to the resources needed to reach their goals (source).


INTRODUCING THE TECH-POWERED SOLUTION,
SCALABLE TO ANY SPORT OR ATHLETIC PURSUIT
Coach Heller
Flat Iron Steak
Preparation
Nutrition
Continue
Share to Your Story
alliseeisgold
JORDAN
BURROUGHS
99
Level
98 STR
91 END
96 MEN
95 AGI
89 FLX
Comparison
alliseeisgold
sportella_24
Pick a Program
Jordan Burroughs
Reece Humphrey

Overcoming these hurdles and helping tomorrow's rising sports stars realize their full potential, what ATAC has developed is an entirely tech-powered solution, scalable to any sport or athletic pursuit. Our platform allows users to create their own holistic training program, incorporating nine different metrics – strength, endurance, nutrition, technique, mentality, agility, flexibility, recovery, and reflection – all customized around their individual performance goals. As users progress through their training, our intuitive software provides the insight needed to ensure perpetual improvement and develop sport-specific attributes with efficiency.


SABINO
PORTELLA
64
CREATE YOUR OWN TRAINING
PROGRAM CUSTOMIZED AROUND
YOUR PERFORMANCE GOALS

THE MARKET & OUR TRACTION

Driving Business And Brand With An Actively Engaged User Database


"The nutrition feature is super useful. It tells you how many servings of each food you need. This allows me to perform great with proper nutrition & keeps me healthy."
ATAC × EvanYant
AMBASSADOR
Serving Sizes
Breakfast
Granola
Blueberries
Eggs
Finish
Coach Heller
Flat Iron Steak
Preparation
Nutrition
Continue
Share to Your Story

**Evan Yant is a paid-partner of ATAC.*

As a company, ATAC has focused on building our brand in stride with our technology. Since introducing the free beta version in May 2021, the app has amassed nearly 12K downloads, and we are actively converting users into paid subscribers following the launch of our subscription platform in April 2022. Currently the app's paid version is demonstrating 30% month-over-month increases and boasts a substantial retention rate of 65%. We are also successfully onboarding for our bulk subscription platform with a customer pipeline that includes multiple collegiate wrestling programs.


12K
DOWNLOADS
Amassed Since May 2021
30% Month-Over-Month Increases
65% Retention Rate
Strategic Alignments for ATAC Include
THE NATIONAL HIGH SCHOOL COACHES ASSOCIATION (NHSCA)
AND
OUR ATHLETE AMBASSADORS PROGRAM
Partnered with Olympic Gold Medalist and 6x World Wrestling Champion
JORDAN BURROUGHS

Strategic alignments for ATAC include the National High School Coaches Association (NHSCA), and our athlete ambassadors program, which integrates coaching content from world-class professional athletes. The company is currently partnered with Olympic gold medalist and 6x world wrestling champion Jordan Burroughs, and we are continuing to expand the program to include other pro sports stars and influencers.


#LevelUp
Watch later
Share
Jordan Burroughs
#LEVELUP
Watch on YouTube


ATAC
JB is now the undisputed greatest wrestler in US history.
7x World &Olympic Gold
2011 ISTANBUL
2012 LONDON
2013 BUDAPEST
2015 LAS VEGAS
2017 PARIS
2021 OSLO
2022 BELGRADE
"Lose yourself in the process. When you do the little things right, the big things will take care of themselves."
JORDAN BURROUGHS

(source)

WHY INVEST

Pushing The Boundaries Of What's Possible


HELP US BRING OUR WINNING SOLUTION TO THE NEXT GENERATION OF ELITE ATHLETES

At ATAC, we believe that no would-be champion should ever be held back by limited access to coaching and training. With this in mind, our mission is to build an inclusive community and become a go-to resource for athletes across multiple sports verticals. As we continue to develop our brand and expand our team of ambassadors, we envision a legacy of leading athletes trained on our technology, and look forward to being a part of their success stories. Help us bring our winning solution to the next generation of elite athletes by investing today!



ABOUT

HEADQUARTERS	VALUATION
51 Beechwood Dr Shrewsbury , NJ 07702	**$15.14M**

Advanced Training Athletic Club (ATAC), is an in-market virtual platform designed to comprehensively train competitive, youth, high school, and collegiate athletes for peak performance. Leveraging AI and machine learning tech alongside the advice and expertise of world class athletes, the ATAC app equips users with all of the resources needed to crush their personal athletic goals and achieve elite results on game-day.

TEAM



Bryan J Heller
CEO & Director

Bryan earned a B.S. from Penn State and was an NCAA Div I top 20 ranked wrestler. Prior to ATAC, he spent 15 years at a mid-sized Consulting Engineering firm, where he advanced from field technician all the way to corporate-wide business development lead.

Bryan also has 15 years of coaching experience. He built a team with 0 wins to a top 10 finish in the state, led all-star teams to 2, top-10 finishes at the most prestigious national tournament, and is a Certified sports nutritionist.



Nicholas Richard Roy
COO & Director

Nick earned a Bachelor's Degree from the University of Michigan where he was an NCAA Div I All-American in wrestling. Prior to Michigan, Nick was a 2x New Jersey high school State Champion and 3x State Finalist.

He began his career with a stint in finance before founding and operating a nationally renowned wrestling training facility. Over the past 15 years, his athletes have won 30 State Championships and 150 top 8 finishes. Nick is also a Certified Kettlebell Training Instructor.



Gabriele Troncone
Chief Architect/Lead Software Engineer

Gabriele graduated from Universidad Metropolitana (VE) in 2019 with an engineering degree in Systems Engineering. He began his career with a Miami based development house,before joining ATAC in 2020.

While at ATAC, he has completed a Master's Degree in Big Data with coursework focused on Artificial Intelligence and Machine Learning. Gabriele has also been responsible for the operations of ATAC Europe (a subsidiary of Advanced Training Athletic Club, Inc). Gabe is based in Spain and employed via ATAC's subsidiary, ATAC Europe.



Francisco Torrealba
UI/UX Designer

Francisco graduated from Universidad Centro Occidental 'Lisandro Alvarado' in 2018 with an undergraduate degree in Economics. Simultaneously, Francisco earned an Associates Degree in graphic design from Centro Instituto de Diseño Gráfico in 2019.

He began his professional career with a Miami based development house, before joining ATAC as a freelancer in 2020 then full-time in 2021. Francisco serves dual-roles as the UI/UX designer and designer/creator for marketing materials.





Virginia Vitali

Lead Frontend Software Engineer (Contractor)

Virginia earned an engineering degree in Systems Engineering from Universidad Metropolitana (VE) in 2019. She began her career as a Full Stack Engineer, Project Manager, and Swift Developer for Aether Solutions before joining ATAC in 2020 as the Lead Frontend Engineer.

She has been responsible for critical frontend development decisions. Her attention to detail and deep knowledge of business needs has allowed ATAC to rapidly evolve with user feedback and behavior analysis.

Abraham Chang

Software Engineer (Contractor)

Abraham, (better known as Chang) earned an engineering degree in Systems Engineering from Universidad Metropolitana (VE) in 2019. He began his career at Aether Solutions before moving to a Miami based development house as a Full Stack Developer.

He joined ATAC in 2021 as a Full Stack Software Engineer and has contributed to our 360° development needs. In addition to feature development, he's been responsible for building integral 3rd party integrations.

TERMS

ATAC

Overview

PRICE PER SHARE
$1.51

VALUATION
$15.14M

DEADLINE
Jan 29, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$199.32

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.80

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
9,933

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
817,880

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	**Advanced Training Athletic Club, Inc**
Corporate Address	**51 Beechwood Dr, Shrewsbury , NJ 07702**
Offering Minimum	**$14,998.83**
Offering Maximum	**$1,234,998.80**
Minimum Investment Amount (per investor)	**$199.32**

Terms

Offering Type	**Equity**
Security Name	**Common Stock**
Minimum Number of Shares Offered	**9,933**
Maximum Number of Shares Offered	**817,880**
Price per Share	**$1.51**

Pre-Money Valuation : $15,137,750.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

First-in Bonus
Invest within the first week and receive 15% bonus shares

Early Investor Bonus
Invest within the second week and receive 10% bonus shares

Momentum Building Bonus
Invest within the third week and receive 5% bonus shares

Amount-Based:

Invest $500+
Free ATAC Subscription for 1-Year

Invest $1,000+
Free ATAC Subscription for 1-Year
Investor Welcome Swag Kit - T-Shirt, Car Magnet & Stickers

Invest $2,500+
20 Free 1-Year ATAC Subscriptions
Investor Welcome Swag Kit - T-Shirt, Car Magnet & Stickers
(share subscriptions with anyone you choose)

Invest $5,000+
5% bonus shares
20 Free 1-Year ATAC Subscriptions
Investor Welcome Swag Kit - T-Shirt, Car Magnet & Stickers
(share subscriptions with anyone you choose)

Invest $10,000+
10% bonus shares
20 Min Google Meet Q&A with Founders
20 Free 1-Year ATAC Subscriptions
Investor Welcome Swag Kit - T-Shirt, Car Magnet & Stickers
(share subscriptions with anyone you choose)

Invest $25,000+
15% bonus shares
20 Min Google Meet Q&A with JB & Founders
20 Free 1-Year ATAC Subscriptions
Investor Welcome Swag Kit - T-Shirt, Car Magnet & Stickers
(share subscriptions with anyone you choose)

Invest $50,000+
20% bonus shares
Owner's Club Dinner w/ JB (in-person)
20 Free 1-Year ATAC Subscriptions
Investor Welcome Swag Kit - T-Shirt, Car Magnet & Stickers
(share subscriptions with anyone you choose)

Friends & Family Perks (Loyalty Bonus)
Receive 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

ATAC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.51 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $151. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Friends & Family Perks in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

PRESS

ATAC Press Release
ATAC Launches 1.0

View Article

Cision PRWeb
Advanced Training Athletic Club (ATAC) Releases Version 2.0 of its Revolutionary Training App with Significant Upgrades

View Article

Yahoo! Money
Advanced Training Athletic Club (ATAC) Rounds Out 2021 With Amazing Upgrades

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

Champions aren't born. They're made.

Welcome to ATAC. Advanced Training Athletic Club.

Hi, I'm Jordan Burroughs - Olympic gold medalist, and 6-time world champion in freestyle wrestling for United States of America, and partner in ATAC.

You know, I didn't reach my goals on my own - I had a team around me. A team specialty trainers, nutritionists, performance scientists, even sports psychologists. ATAC is a next-level training app that uses AI and machine learning to optimize mind and body. It's designed around maximizing game-day performance of youth athletes, high-school athletes and also collegiate athletes.

Here's how it works.

Users select their sport and the high-profile athlete whose training program they want to follow.

They'll set their goals and follow a quick baseline assessment to get their ATAC athlete levels. It's like getting your own FIFA player rating.

They'll follow a personalized program that evaluates performance indicators across things such as strength training, nutrition, flexibility, recovery, and more, so athletes can watch their levels rise but also make the proper gains while they work through the program and get closer to their goals.

I'm Bryan Heller, Founder and CEO of ATAC. The amateur sports market is estimated at 27 billion dollars in the U.S. alone. Research tells us that parents currently spend up to 10 thousand dollars a year on specialty training for their kids.

We believe we are primed to take a sizable share of this market as ATAC is like having a professional athlete as a mentor, a nutritionist, strength and conditioning coach, flexibility trainer and recovery expert all in one. We are bringing access to professional level training to the masses — for a fraction of the cost.

ATAC is a subscription-based model and is currently available on both the Apple App Store and Google Play Store - with over 10,000 downloads.

But the most exciting news is our potential to scale globally. Our technology and algorithms were purposely built in a way to scale quickly and efficiently into any sport vertical. We launched with Wrestling, but Football, Soccer, Basketball, Hockey and others aren't far behind.

ATAC also offers college, high school and club coaches a way they can integrate their team's specific needs by building custom programs and track their athletes progress during all phases of training

The very core of ATAC is to maximize potential. To date we've raised over 800 hundred thousand dollars and our shareholders have marketed global brands, built growth-phase startups, have long standing careers in investment banking and technology and don't forget the winningest wrestler in American history.

In the future, we'll be adding more sports, more ambassadors, more tech improvements, and will be increasing brand awareness through marketing, advertising, events and PR.

ATAC is all about achieving peak performance - both for our athletes and our investors. We'd love for you to join our team.

Video 2

Getting to the next level isn't easy.

But the next level is available to anyone committed enough to want to get there.

No athlete can reach his or her true potential without proper training. And a roadmap to excel.

Advanced training athletic club.

ATAC.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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